Exhibit 3.4
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Inco Limited 145 King Street West Suite 1500 Toronto, Ontario M5H 4B7

2.	Date of Material Change

April 19, 2005.

3.	News Release

A press release was issued by Inco Limited (“Inco”) in Toronto on April 19, 2005 through the facilities of Canada NewsWire.

4.	Summary of Material Change

Inco announced on April 19, 2005 that its Board of Directors has approved the reinstatement of a quarterly cash dividend on the Company’s Common Shares and declared a quarterly dividend of $0.10 per share, payable June 1, 2005 to shareholders of record as of May 16, 2005.

5.	Full Description of Material Change

Inco announced on April 19, 2005 that its Board of Directors has approved the reinstatement of a quarterly cash dividend on the Company’s Common Shares and declared a quarterly dividend of $0.10 per share, payable June 1, 2005 to shareholders of record as of May 16, 2005.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Stuart F. Feiner at (416) 361-7680 (Executive Vice-President, General Counsel and Secretary).

9.	Date of Report

Dated April 19, 2005.

INCO REPORTS RESULTS FOR FIRST QUARTER OF 2005

CANADIAN GAAP QUARTERLY NET EARNINGS
OF $313 MILLION REFLECT ANOTHER STRONG QUARTER

INCO REINSTATES COMMON SHARE QUARTERLY
DIVIDEND OF $0.10 PER SHARE

(All dollar amounts are expressed in U.S. currency)
TORONTO, April 19, 2005 — Inco Limited today reported adjusted net earnings(1) of $238 million, or $1.26 per share ($1.09 per share on a diluted basis(2), for the first quarter of 2005, compared with adjusted net earnings(1) of $227 million, or $1.22 per share ($1.08 per share on a diluted basis(2)), for the first quarter of 2004. The adjustments made in arriving at adjusted net earnings(1) for the first quarter of 2005 reflected primarily (1) the exclusion of net tax benefits totalling $45 million concerning principally a favourable settlement of outstanding tax claims applicable to certain prior periods, (2) the exclusion of a $25 million favourable adjustment relating to minority interest for the Goro project company, Goro Nickel S.A.S. (“Goro Nickel”), and (3) the exclusion of favourable non-cash currency translation adjustments relating to changes in the Canadian-U.S. dollar exchange rate of $5 million. The adjustments made in arriving at adjusted net earnings(1) for the first quarter of 2004, as previously reported, are set forth under “Reconciliation Between Adjusted Net Earnings and Net Earnings in Accordance with Canadian GAAP” below.
Our net earnings for the first quarter of 2005 in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) were $313 million, or $1.66 per share ($1.43 per share on a diluted basis(2)), compared with net earnings of $254 million, or $1.36 per share ($1.20 per share on a diluted basis(2)), for the first quarter of 2004.
Adjusted net earnings(1) for the first quarter of 2005 compare favourably, as reflected in the “Reconciliation Between Adjusted Net Earnings and Net Earnings in Accordance with Canadian GAAP” below, to the corresponding results for the first quarter of 2004 due primarily to higher realized prices for nickel and copper and lower taxes, partially offset by increased nickel unit cash cost of sales before by-product credits and lower deliveries of platinum-group metals and nickel.
Net earnings in accordance with Canadian GAAP for the first quarter of 2005 were also higher than the corresponding results for the first quarter of 2004. These favourable comparative results were due principally to the same factors applicable to adjusted net earnings as well as the inclusion of the adjustment for net tax benefits and the favourable adjustment relating to minority interest for Goro Nickel which were excluded in arriving at adjusted net earnings as discussed above.
All of the adjustments made in arriving at adjusted net earnings for the first quarter of 2005 and 2004 are set forth under “Reconciliation Between Adjusted Net Earnings and Net Earnings in Accordance with Canadian GAAP” below.

(1)	The adjusted net earnings reported in this release have not been calculated in accordance with Canadian GAAP, the accounting principles under which our consolidated financial statements are prepared, and there is no standard definition in such principles for such adjusted net earnings or loss. Accordingly, it is unlikely that comparisons can be made among different companies in terms of such adjusted results reported by them. A reconciliation of adjusted net earnings to net earnings in accordance with Canadian GAAP appears below as well as an explanation of why we believe adjusted net earnings is useful information.

(2)	The calculation of adjusted net earnings per share and net earnings per share in accordance with Canadian GAAP on a diluted basis takes into account the dilutive effect of our outstanding warrants, share options and convertible debentures. The amount of dilution per share due to these items is dependent on our level of earnings and the price of our common shares. For the first quarter of 2005, the number of diluted shares used in this calculation was approximately 222 million shares compared with 213 million shares, as restated, for the first quarter of 2004.

Chief Executive Officer’s Message
Inco continued to deliver impressive results in the first quarter of 2005. The nickel market remained very robust, with the average LME cash nickel price for the quarter surpassing the high levels of last year, while at our operations we exceeded our February 2005 guidance for production and nickel unit cash costs of sales after by-product credits for the quarter. We also continued to make good progress in advancing our growth projects at Voisey’s Bay and Goro.
Based on our strong cash flow from operations, very favourable financial position, confidence in our growth program, and positive outlook for the nickel markets, I am pleased to announce that Inco’s Board of Directors reinstated a quarterly cash dividend of $0.10 per share on our common shares. The dividend will be paid on June 1, 2005 to shareholders of record on May 16, 2005.
Nickel market
The average LME cash nickel price for the first quarter of 2005 was $6.97 per pound, higher than any quarter for the past 16 years, as Chinese demand surged.
China was, however, not the only growth driver for nickel, as world stainless steel production remained strong. Three of the key markets for nickel outside stainless steel, those being the high nickel alloy, special nickel products and alloy steel markets, remain very strong. We expect demand for nickel-containing products from the aerospace and energy industries to result in continued growth in non-stainless steel nickel use for the balance of 2005.
We believe that strong nickel and stainless steel demand, particularly in China, will continue for the rest of 2005 and market conditions will remain tight given the continued shortfall in supply relative to demand. While we expect the LME cash nickel price to remain volatile, these favourable supply-demand fundamentals are expected to continue to have a positive effect on prices at least through 2005.
Operations: production and costs
During the quarter we produced 122 million pounds of nickel, two million pounds ahead of our February 2005 guidance. Production in Ontario was 57 million pounds in the first quarter and we are on schedule to meet our 225 to 230 million pound production goal for this operation for the year. Our Manitoba operations produced 29 million pounds for the first quarter, setting the stage for on target 2005 production of 105 to 108 million pounds of nickel.
Despite lower than average rainfall in the fourth quarter of 2004 and its effect on PT Inco’s ability to generate hydroelectric power, production of nickel in matte at PT Inco was higher in the first quarter of 2005 than the corresponding period of 2004. With higher recent rainfall, reservoir dam levels at PT Inco’s hydroelectric facilities are returning to normal levels. Finished nickel production from PT Inco’s matte was lower in the first quarter of 2005 than the first quarter of 2004 due to the timing of shipments of matte from Indonesia.
For Inco as a whole, we are forecasting production of 110 to 115 million pounds of nickel in the second quarter. This forecast reflects planned furnace maintenance at PT Inco as well as a regularly scheduled maintenance shutdown of certain of our Ontario operations during the quarter. We continue to look at ways to maximize production across the company and our full year production forecast remains at 490 to 500 million pounds of nickel.

We produced 67 million pounds of copper in the first quarter, and expect to produce 245 to 255 million pounds for the year. We produced 112,000 ounces of platinum-group metals (PGMs) in the first quarter, above our February 2005 guidance of 100,000 to 105,000 ounces. We have increased our full year PGMs production target to 380,000 to 390,000 ounces.
We remain on plan to meet our nickel unit cash cost of sales, after by-product credits, target for the year. In the first quarter, while we realized net cost reductions and related savings of about $3 million, we remain on plan to reach our 2005 goal of $60 million in cost reductions and savings as we move through the year.
External feed, which we purchase for processing at our Ontario and Manitoba operations, adds to our costs, but this external feed has served as a bridge to fill our processing facilities until production of low-cost Voisey’s Bay concentrate begins later this year. With Voisey’s Bay on stream in 2006, our nickel unit cash cost of sales, after by-product credits, is expected to drop to about $1.95 a pound based upon our current assumptions in arriving at this estimate.
Progress on growth projects
We met several important milestones for our Goro project since the end of 2004.
As part of the planned ownership realignment for Goro Nickel, in February 2005 the three Provinces of New Caledonia, through agreements entered into with the French Government’s agency, Bureau de Recherches Géologiques et Minières, or BRGM, and Inco, acquired a 10 per cent ownership interest in Goro Nickel. In early April 2005, Sumitomo Metal Mining Co., Ltd. and Mitsui & Co., Ltd. acquired a 21 per cent interest in Goro Nickel. Under the agreements covering this transaction, our Japanese partners in the Goro project will also be required to provide certain standby obligations relating to the project as well as purchase 21 per cent of its production.
Inco now holds a 69 per cent interest in Goro Nickel, with Sumitomo Metal Mining Co., Ltd. and Mitsui & Co., Ltd. owning 21 per cent, and the three Provinces of New Caledonia holding a 10 per cent interest.
Engineering for the Goro project is about 35 per cent complete and we expect to start field operations on schedule in May. Our estimated capital cost for the project’s mine, process plant and infrastructure remains at our previously announced figure of $1.878 billion within a minus 5 per cent to plus 15 per cent reliability range.
Voisey’s Bay remains six months ahead of its original schedule. The mine and concentrator for Phase 1 is 82 per cent complete, and pre-stripping of the open pit has been transferred from a third party contractor to our own mine crews. Key milestones ahead for the project include first ore to be mined in July; first concentrate to be produced in August; first concentrate to be shipped in November; and first finished nickel from concentrate to be produced in early 2006.
With Voisey’s Bay high grade, low cost concentrate on stream, our nickel production is currently planned to be 540 million pounds in 2006 and, as mentioned above, our nickel unit cash cost of sales after by-product credits is expected to decline to about $1.95 a pound in 2006.
In early March 2005, as part of our focus on special nickel products we acquired a 77 per cent interest in the nickel foam business of Shenyang Golden Champower New Materials Corp., a leading Chinese producer of nickel foam. Added to our existing nickel foam facilities, including our 77 per cent owned foam plant in Dalian, China that began operations in the third quarter of 2004, this acquisition makes Inco the largest producer of nickel foam worldwide and enhances our objective of helping to meet the growing demand from our customers for this product, particularly in the Asian battery market.
Continuing to build on a strong financial foundation
In the first quarter we generated $369 million of cash flow from operations, before an increase in working capital of $278 million, resulting in $91 million of net cash provided by operating activities. Based upon the current First Call consensus mean LME cash nickel price of $6.58 per pound for 2005, we expect to generate about $1.3 billion of cash flow from operations this year before changes in working capital and capital expenditures. With the expected increase in nickel production in 2006 when Voisey’s Bay is fully on stream, we currently believe that our cash flow from operations before changes in working capital and capital expenditures would be about $1.5 billion for 2006 assuming nickel prices were equal to the current First Call consensus estimate for those prices in 2006 of $6.08 per pound. We do not, of course, endorse these consensus nickel prices given our continued position that we do not publicly predict nickel prices. Our financial objectives continue to be to maintain and, where possible, enhance our balance sheet strength, investment grade credit rating, and ready access to capital markets.
Our cash balance as of the end of March was $928 million after making the balance of our 2004 tax payments of $245 million in the first quarter. With the proceeds from the sale of a 21 per cent interest in Goro Nickel to Sumitomo and Mitsui in early in April 2005, our cash balance as of mid-April 2005 was about $1.1 billion. Our financial leverage remains low at a 28 per cent debt-to-capitalization ratio.
We are encouraged by what we accomplished in the first quarter. We are working hard to maximize production and control those costs we can to make the most of a very strong nickel market that we believe will continue for the balance of 2005 and at least into 2006. We continue to make progress in bringing Voisey’s Bay into production while meeting key milestones to advance our Goro project.
I look forward to reporting on our performance for the second quarter of 2005.
Scott M. Hand
Chairman and Chief Executive Officer

Reconciliation Between Adjusted Net Earnings and Net Earnings in Accordance with Canadian GAAP
We define adjusted net earnings and adjusted net earnings per share as a calculation of net earnings that excludes items that, because of the nature, timing or extent of such items, we believe do not reflect or relate to our ongoing operating performance. Accordingly, the items that are excluded from this calculation would include asset impairment charges, non-cash currency translation adjustments relating principally to liabilities that are not expected to be discharged or settled for a number of years, income or other tax benefits or losses relating to the impact of currency translation adjustments, certain tax losses where the related benefits are not normally taken, adjustments for tax rulings and other decisions, interpretations and determinations covering, or based upon, transactions which occurred or related to prior periods and for revaluation of recorded future tax liabilities due to changes in laws or regulations affecting future tax rates, interest income associated with tax refunds, project suspension and similar costs, including related project currency hedging gains and losses, adjustments to minority interests reflecting changes thereto due to subsequent events, losses or gains on debt retirements, strike expenses, and other gains and losses of a non-recurring nature. The determination of which items to exclude when calculating adjusted net earnings involves the application of judgment by us.
The following table provides, for the periods indicated, a reconciliation between our adjusted net earnings and net earnings as reported in accordance with Canadian GAAP:

			Basic net Earnings
(in millions except per share amounts)	Net Earnings		Per Share(3)

		2004		2004
	2005	(Restated)(1)	2005	(Restated)(1)

Adjusted net earnings	$238	$227	$1.26	$1.22
Net Income tax benefits(2)	45	6	0.24	0.03
Favourable adjustment relating to Goro Nickel S.A.S. minority interest	25	—	0.13	—
Currency translation adjustments	5	15	0.03	0.08
Goro project suspension costs and related currency hedging gains, net	—	6	—	0.03

Canadian GAAP net earnings, as reported	$313	$254	$1.66	$1.36

(1)	The 2004 results have been restated due to the retroactive application of a change in accounting policy for convertible debt.

(2)	The net income tax benefits relate primarily to the favourable settlement of certain outstanding tax claims covering prior periods.

(3)	These amounts are based upon currently issued and outstanding shares and not diluted shares.
We believe that the reporting of adjusted net earnings, a calculation that, as noted above, excludes asset impairment charges, non-cash currency translation adjustments and other items that, given their nature, timing or extent, may obscure trends in the performance of our operations or otherwise not be representative of our ongoing operations, provides our shareholders and other investors with a potentially useful picture that eliminates the volatility of such items, whether they are favourable or unfavourable, and may assist them in assessing our operating performance. In addition, management uses such information internally for operating, budgeting and financial planning purposes.
Outlook
Our current estimates for production for the second quarter and full year of 2005 for nickel, copper and platinum-group metals (“PGMs”), including PGMs produced from purchased material, are as follows:

			Second Quarter	Full Year
			2005	2005
Nickel	—	tonnes (thousands)	50 to 52	222 to 227
	—	pounds (millions)	110 to 115	490 to 500

Copper	—	tonnes (thousands)	27 to 29	111 to 116
	—	pounds (millions)	60 to 65	245 to 255

PGMs	—	troy ounces (thousands)	120 to 125	380 to 390
We currently project that our nickel unit cash cost of sales after by-product credits for the full year of 2005 will be about $2.70 to $2.80 per pound ($5,954 to $6,174 per tonne). A reconciliation between our nickel unit cash costs of sales both before and after by-product credits as indicated and cost of sales in accordance with Canadian GAAP for the first quarters of 2005 and 2004 is set forth in the table entitled “Reconciliation of Nickel Unit Cash Cost of Sales to Canadian GAAP Cost of Sales” below. The premium on our nickel products for 2005 we currently expect to realize over the London Metal Exchange (“LME”) cash nickel prices is between $0.05 and $0.10 per pound ($110 and $220 per tonne). Our premiums are affected by fluctuations in the LME cash nickel price and the effect this has on the price we receive for the matte product produced by PT International Nickel Indonesia Tbk (“PT Inco”), the lag effect that changes in the LME benchmark price have on the pricing of certain of our nickel products, and how certain of our specialty nickel products are priced. As reflected in the chart above, we have historically experienced, and expect to continue to experience, some quarter-to-quarter variability in production levels of our primary metals products due to planned maintenance shutdowns of operations and other normal planned actions.
The current First Call consensus mean estimate for our adjusted net earnings per share for 2005 is $3.45 on a diluted basis. Based upon the current First Call mean forecast for the average LME cash nickel price for 2005, which we understand to be $6.58 per pound, and our understanding of the latest mean forecasts by First Call and the London Bullion Market Association (“LBMA”) for the prices for our other metal products for 2005, and taking into account our production, premium and nickel unit cash cost of sales after by-product credits estimates indicated above, we are comfortable with the current First Call consensus estimate for 2005 for our adjusted net earnings per share of $3.43, on a diluted basis. We are not endorsing either First Call’s consensus mean estimate for our 2005 adjusted net earnings per share on a diluted basis or First Call’s forecasts for the LME cash nickel price, or the other benchmark metal prices published by First Call and LBMA, for 2005. Our policy continues to be that we do not publicly forecast where nickel and other metal prices will be in the future given the historic volatility of these prices and the level of economic uncertainty that currently exists in at least some of our key geographic markets. The LME cash nickel price averaged $7.28 per pound ($16,041 per tonne) for the April 1 — April 19, 2005 period. The LME cash nickel price on April 19, 2005 was $7.30 per pound ($16,100 per tonne).
The earnings per share consensus mean estimate above refers to an estimate for adjusted net earnings and excludes certain adjustments that would be made in the calculation of net earnings in accordance with Canadian GAAP. Since such adjustments would include assumptions or forecasts relating to changes in the Canadian-U.S. dollar exchange rate and other currency exchange rate changes and other external factors that we do not believe we are in a position to predict with any degree of certainty, we do not provide a reconciliation between any adjusted net earnings estimate and a corresponding net earnings estimate in accordance with Canadian GAAP.

In terms of the current estimated sensitivity of our earnings per share, both for basic and diluted purposes, to changes in nickel prices, for every change of 10 cents, up or down, per pound in our realized nickel price over a full year, our Canadian GAAP basic and diluted net earnings per share (EPS) over a full year would change, up or down, by about 12 cents and 10 cents, respectively. As reflected in the table below, while our financial results are most sensitive to changes in (1) the Canadian-U.S. dollar exchange rate given that a substantial portion of our expenses are incurred in Canadian dollars and we have substantial Canadian dollar-denominated liabilities and (2) nickel prices, our results are also sensitive to changes in copper and other prices as well as, on the cost side, changes in oil and natural gas prices and changes in our share price given how we account for share appreciation rights granted in connection with certain share options:
ESTIMATES OF CURRENT 2005 SENSITIVITY OF BASIC
AND DILUTED EPS TO CERTAIN
METALS PRICES AND OTHER CHANGES
OVER ONE YEAR (IN U.S.$)(1)

	Amount of Change	Basic	Diluted
	(up or down)	EPS Effect	EPS Effect(2)
Realized nickel price	$0.10/lb.	$0.12	$0.10
Realized copper price	0.10/lb.	0.08	0.07
Realized palladium price(3)	50.00/troy oz	0.03	0.02
Realized platinum price(3)	50.00/troy oz	0.03	0.02
Realized cobalt price	1.00/lb.	0.01	0.01
Cdn.-U.S. exchange(4) (5)	0.01	0.14	0.11
Fuel oil price (West Texas Intermediate) (3) (5)	1.00/bbl	0.006	0.005
Natural gas price(3) (5)	0.10/MM BTU	0.001	0.001
Share appreciation rights(5) (6)	1.00	0.004	0.003

(1)	Canadian GAAP basic (Basic EPS Effect) and diluted (Diluted EPS Effect) net earnings per share. Each sensitivity assumes other factors are held constant.

(2)	Based on 222 million diluted shares.

(3)	Includes the impact of hedging activities as of March 31, 2005.

(4)	The basic EPS effect represents (a) $0.07 for a non-cash balance sheet translation effect relating to Canadian dollar-denominated liabilities, (b) $0.02 relating to accrued taxes for Canadian dollar currency translation gains associated with U.S. dollar-denominated liabilities and (c) $0.05 for operating cost translation effect. This excludes currency translation adjustments relating to the deferred income tax liability for Voisey’s Bay once it begins commercial production. The diluted EPS effect represents (a) $0.06 for a non-cash balance sheet translation effect relating to Canadian dollar denominated liabilities, (b) $0.01 relating to accrued taxes for Canadian dollar currency translation gains associated with U.S. dollar-denominated liabilities and (c) $0.04 for operating cost translation effect.

(5)	Increases in these costs, exchange rates and our share price have a negative effect on EPS.

(6)	Reflects the effect on EPS of a change in our common share price on our expense accrual for share appreciation rights granted in connection with certain share options.
Our capital expenditures for our existing operations and growth projects are also sensitive to changes in exchange rates depending upon the currency in which such expenditures are incurred. It is currently projected that our consolidated total capital expenditures for 2005 will be approximately $1.45 billion. The funding required to meet these capital expenditures will take into account capital contributions to be made by new shareholders in our Goro project and certain previously announced government assistance relating to our growth projects expected to total about $140 million.

Commentary on Results for the First Quarter of 2005
Results of Operations
The following table summarizes our results in accordance with Canadian GAAP for the periods indicated:

Three Months ended March 31,
(in millions of U.S. dollars except per share amounts)	2005	2004

		(Restated)
Net sales	$1,121	$1,094
Net earnings	313	254
Net earnings per common share
— basic	1.66	1.36
— diluted	1.43	1.20
Cash provided by operating activities	91	380

The increase in net earnings between the first quarter of 2005 and the first quarter of 2004 was primarily the result of higher realized prices for nickel and copper, higher net tax benefits due primarily to the favourable settlement of tax claims relating to prior periods, and a favourable adjustment relating to the minority interest in Goro Nickel S.A.S. (“Goro Nickel”). This was partially offset by the unfavourable effect of higher nickel cash cost of sales before by-product credits and lower deliveries of PGMs and nickel.
The effect of certain of these items on our results of operations is set forth under “Reconciliation Between Adjusted Net Earnings and Net Earnings in Accordance with Canadian GAAP” above.
Net sales
Net sales increased slightly in the first quarter of 2005 due to higher selling prices for nickel and copper, partially offset by lower deliveries of PGMs and nickel.
Cost of sales and other expenses
The following table summarizes our nickel unit cash cost of sales before and after by-product credits for the periods indicated:

Three Months ended March 31,	2005	2004

Nickel unit cash cost of sales before by-product credits per pound	$2.89	$2.42
Nickel unit cash cost of sales after by-product credits per pound	$2.54	$2.00

The increase in nickel unit cash cost of sales before by-product credits was principally due to the higher average Canadian dollar exchange rate relative to the U.S. dollar exchange rate compared with 2004, higher spending on supplies and services, lower nickel production, and higher costs for heavy oil, electricity and natural gas, partially offset by net cost reduction and related savings achieved in the first quarter of 2005.
The increase in nickel unit cash cost of sales after by-product credits was due to higher unit cash cost of sales before by-product credits and lower by-product credits as a result of lower deliveries of PGMs, partially offset by higher realized selling prices for copper. PGMs deliveries in the first quarter of 2004 reflected an unusually high level due to the build up of PGMs-containing material due to the strike in

2003 at our Ontario operations and the processing of that material and delivery of PGMs in the first quarter of 2004.
We use purchased nickel intermediates to increase processing capacity utilization at our Canadian operations. While the cost of purchased nickel intermediates is higher than that for processing our own mine production and such cost increases as the prevailing prices, LME cash nickel or other benchmark prices, on which this material is purchased by us increases, the price realizations are also higher, resulting in margins on these purchases remaining relatively unchanged.
A reconciliation of our nickel unit cash cost of sales before and after by-product credits to cost of sales under Canadian GAAP for the periods indicated is shown in the table entitled “Reconciliation of Nickel Unit Cash Cost of Sales to Canadian GAAP Cost of Sales” below.
In the first quarter of 2005, we realized cost reductions and related savings of about $3 million. We are currently targeting $60 million in cost reductions and related savings in 2005, recognizing that the bulk of the targeted cost reductions and related savings are expected to be realized in the second half of 2005.
Nickel production decreased to 55,507 tonnes (122 million pounds) in the first quarter of 2005 compared with 57,671 tonnes (127 million pounds) in the first quarter of 2004. The decrease was as a result of lower production of finished nickel from PT Inco source nickel in matte due to the timing of certain shipments of PT Inco’s nickel matte product. In addition, production of Ontario source nickel was also lower due to a build-up of in-process inventories in anticipation of certain maintenance work scheduled to take place in the second quarter of 2005.
Selling, general and administrative expenses
Selling, general and administrative expenses increased by $9 million in the first quarter of 2005 compared with the first quarter of 2004. This increase was primarily due to higher expenses associated with share appreciation rights, based upon the price of our common shares, which had been granted in connection with share options awarded in prior years.
Currency translation adjustments
Currency translation adjustments represented primarily the effect of exchange rate movements on the translation of Canadian dollar-denominated liabilities, principally post-retirement benefits, accounts payable and certain deferred income and mining taxes, into U.S. dollars. Favourable currency translation adjustments of $5 million in the first quarter of 2005 were due to the weakening of the Canadian dollar as of March 31, 2005 relative to the U.S. dollar. The Canadian - U.S. dollar exchange rate depreciated by one per cent during the first quarter of 2005.
Income and mining taxes
Our effective tax rate for the first quarter of 2005 of 21 per cent was lower than the combined statutory income and mining tax rate in Canada of about 40 per cent due principally to (1) net tax benefits, as discussed above, totalling $45 million relating principally to a favourable settlement in the quarter of outstanding tax claims applicable to certain prior periods, (2) the benefit of the lower tax rates on earnings generated in certain jurisdictions and (3) certain gains that were not subject to tax based upon available offsetting losses.

Minority Interest
For the first quarter of 2005, minority interest included a favourable adjustment of $25 million, reflecting the recovery of losses previously taken by Inco due to insufficient minority interest balances existing in 2004 to absorb the share by the minority interest of the previously announced impairment charge associated with the Goro project recorded in the second quarter of 2004. Excluding this favourable adjustment, minority interest would have been $27 million, attributable principally to PT Inco.
Cash Flows and Financial Condition
Net cash provided by operating activities in the first quarter of 2005 was $91 million, compared with $380 million in the first quarter of 2004. The decrease in net cash provided by operating activities was primarily due to a $245 million payment made during the first quarter of 2005, representing the balance of income and mining taxes due in respect of 2004.
Net cash used for investing activities increased to $226 million in the first quarter of 2005 compared with $167 million in the first quarter of 2004. The increase was principally due to higher capital spending for our Voisey’s Bay project and at our Ontario operations.
At March 31, 2005, cash and cash equivalents were $928 million, down slightly from $1,076 million at December 31, 2004, reflecting planned capital expenditures during the first quarter of 2005 as well as the payment, as noted above, of the balance of certain taxes due in respect of 2004. Total debt was $1,841 million at March 31, 2005, compared with $1,868 million at December 31, 2004. Total debt as a percentage of total debt plus shareholders’ equity was 28 per cent at March 31, 2005, compared with 30 per cent at December 31, 2004.
As previously announced, on April 11, 2005 Sumitomo Metal Mining Co., Ltd. and Mitsui & Co., Ltd., through a jointly owned company they formed, acquired a 21 per cent ownership interest in Goro Nickel, the project company for our Goro project. Under the terms of the agreements entered into covering this transaction, Sumitomo Metal Mining and Mitsui paid in total approximately $150 million for the 21 per cent interest. This amount includes their pro rata share of project capital and other expenditures made since Inco announced its initial decision in July 2001 to proceed with this project and certain advances made by Inco to fund the project. This amount is subject to certain adjustments tied to the actual capital cost of the project.
Reinstatement of Quarterly Cash Dividend in the amount of $0.10 Per Common Share
On April 19, 2005, our Board of Directors has reinstated a quarterly cash dividend on the Company’s Common Shares and declared a quarterly dividend of $0.10 per share, payable June 1, 2005 to shareholders of record as of May 16, 2005. This quarterly dividend will be payable in U.S. dollars to all shareholders who are U.S. residents and will be convertible into and payable in Canadian dollars for all Canadian residents based upon the Bank of Canada noon rate of exchange on May 16, 2005 unless a Canadian resident elects to receive their dividend in U.S. dollars by advising our transfer agent and registrar, CIBC Mellon Trust Company, in writing of such election before May 16, 2005. Shareholders can find out how to make this written election by contacting CIBC Mellon Trust Company at 1-800-387-0825. No dividend will be payable on fractional shares. Based upon current tax legislation in Canada and applicable tax treaties, this dividend will be subject to a Canadian withholding tax of 15 per cent for shareholders resident in the United States, the United Kingdom and most western European countries and may be subject to higher withholding taxes applicable to other non-residents of Canada. The dividend may be subject to U.S. back-up withholding taxes for U.S. residents who have not filed a W-9 or equivalent form meeting applicable U.S. regulatory requirements.

When the Company eliminated its quarterly cash dividend in February 1999, it suspended its Optional Stock Dividend Program. This program will continue to remain suspended along with the Company’s Share Purchase Plan that has been suspended since 2003 while the Company evaluates whether either or both of them should be reinstated in some form, replaced or terminated. It is currently expected that this evaluation will be completed in the next few months.
Accounting Changes
Convertible debt
Effective January 1, 2005, on a retroactive basis, we adopted revisions to CICA Section 3860, Financial Instruments — Disclosure and Presentation. The revisions related to the accounting for instruments for which the issuer has the right to settle in cash or its own shares. Such an instrument must be bifurcated between debt and equity in accordance with the revised standard. This change impacted the accounting treatment for our LYON Convertible Notes, Convertible Debentures due 2023 and 3 1/2% Subordinated Convertible Debentures due 2052 which were previously treated as equity in accordance with EIC-71, Financial Instruments that may be Settled at the Issuer’s Option in Cash or its own Equity Instruments. Consistent with this change, we record interest expense in lieu of accretion charges with respect to these convertible debt securities.
Earnings per share
Effective January 1, 2005, on a retroactive basis, we also adopted revisions to CICA Section 3500, Earnings Per Share. The revisions related primarily to (1) the use of year to date weighted-average rates when applying the treasury stock method and (2) instruments where, if an instrument can be settled in cash or shares, an entity should assume that the instrument will be settled in shares if share settlement is more dilutive. In 2004 and prior years, we presumed, with respect to our LYON Convertible Notes, cash settlement and, accordingly, this instrument was not considered in the calculation of diluted earnings per share.
Access to Webcast of April 20, 2005 Presentation to the Investment Community on First Quarter 2005 Results and Related Matters
As previously announced, interested investors can listen to our presentation to the investment community, expected to include an analysis of Inco’s first quarter 2005 financial and operating results, on a live, listen-only basis, or access the archival webcast or the recording of the presentation through the Internet or by calling the toll-free telephone number in North America as indicated below.
The presentation is scheduled for April 20, 2005, beginning at 3 p.m. (Toronto time), and can be accessed by visiting the website of a third-party webcasting service we will be using, Canada NewsWire Ltd., at www.newswire.ca/webcast, at least five minutes before the start of the presentation. Copies of any slides or other statistical information to be used for the conference call can be accessed and will be available for online viewing by persons with a computer system and Internet connection meeting certain minimum requirements through www.newswire.ca/webcast by clicking on the event title or through Inco’s website, www.inco.com, by clicking on the “Latest Quarterly Webcasts” link on the homepage.
The archival webcast of the presentation can be accessed via the Internet through www.newswire.ca/webcast. A recording of the presentation can be listened to until 11:59 p.m. (Toronto time) on May 4, 2005 by dialling 1-800-558-5253 in North America and by entering the reservation number 21235983. This recording is also available outside North America by dialing 416-626-4100 and by entering the same reservation number.

This news release contains forward-looking statements regarding the Company’s costs, its position as a low-cost producer of nickel, production levels for nickel, copper and platinum-group metals for its second quarter and full year 2005 and for 2006 at its Canadian, Indonesian and other operations, nickel market conditions and nickel demand and supply both globally and for certain markets and uses, premiums realized on its metals prices, nickel unit cash cost of sales after by-product credits, nickel inventories, its financial results, including adjusted net earnings per share on a diluted basis, cash flow from operations, cash generation, the effect on and sensitivity of financial results to changes in nickel and other metal prices, exchange rates, energy and other costs and its common share price, cost reduction and related savings objectives, construction, commissioning, initial shipment and other schedules, capital costs and other aspects of its Goro and Voisey’s Bay projects, capital expenditures and hydroelectric power generation at PT Inco and the effect thereon of lower water levels, overall capital expenditures, tax payments, planned maintenance and other shutdowns at certain operations and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in the principal markets for the Company’s products, the supply, demand and prices for metals to be produced, purchased intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary metals and other products the Company produces, developments concerning labour relations, the Company’s deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over LME cash and other benchmark prices, tax benefits and charges, changes in tax legislation, hedging activities, the Canadian-U.S. dollar and other exchange rates, changes in the Company’s common share price, the capital costs, scope, schedule, and other key aspects of the Goro project, the timing of receipt of all necessary permits and governmental, regulatory and other approvals, and engineering and construction timetables, for the Voisey’s Bay and Goro projects and PT Inco’s latest project to increase its production, the necessary shareholder financing for the Goro project, political unrest or instability in countries such as Indonesia, risks involved in mining, processing and exploration activities, market competition, the ability to continue to pay quarterly cash dividends in such amounts as Inco’s Board of Directors may determine in light of other uses for such funds and other factors, and other risk factors listed from time to time in the Company’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company’s views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.
April 19, 2005
IN 05/03

For further information:
Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com

Inco Limited
Key Financial and Operating Statistics

Three months ended March 31,	2005	2004

Average Realized prices
Nickel(1)
— per tonne	$15,312	$14,660
— per pound	6.95	6.65
Copper
— per tonne	3,365	2,793
— per pound	1.53	1.27

(1) including intermediates

LME Average Cash prices
Nickel(1)
— per tonne	$15,362	$14,737
— per pound	6.97	6.68
Copper
— per tonne	3,270	2,731
— per pound	1.48	1.24

Deliveries
Nickel in all forms (tonnes)
— Inco-source	53,747	54,617
— Purchased finished	4,662	6,183

	58,409	60,800

Copper (tonnes)	32,648	29,740

Cobalt (tonnes)	456	392

Platinum-group metals (in thousands of troy ounces)	108	147

Net Sales to Customers by Product (in millions)
Primary nickel	$894	$891
Copper	110	83
Precious metals	69	80
Other	48	40

	$1,121	$1,094

Nickel Production in all Forms (tonnes)	55,507	57,671

Finished nickel inventories at end of period(tonnes)	28,937	29,177

Inco Limited
Reconciliation of Nickel Unit Cash Cost of Sales to Canadian GAAP Cost of Sales

For the three months ended March 31,
(in millions of U.S. dollars except where noted)	2005	2004

Cost of sales and other expenses, excluding depreciation and depletion	$603	$557
By-product costs	(164)	(139)
Purchased finished nickel	(69)	(90)
Delivery expense	(9)	(8)
Other business cost of sales	(10)	(11)
Non-cash items(1)	(7)	(9)
Remediation, demolition and other related expenses	(7)	(5)
Adjustments associated with affiliate transactions	9	(6)
Other	(2)	1

Nickel cash cost of sales before by-product credits(2)	344	290
By-product net sales	(206)	(189)
By-product costs	164	139

Nickel cash cost of sales after by-product credits(2)	$302	$240

Inco-source nickel deliveries (millions of pounds)	119	120

Nickel unit cash cost of sales before by-product credits per pound	$2.89	$2.42

Nickel unit cash cost of sales before by-product credits per tonne	$6,371	$5,335

Nickel unit cash cost of sales after by-product credits per pound	$2.54	$2.00

Nickel unit cash cost of sales after by-product credits per tonne	$5,600	$4,410

(1)	Post-retirement benefits other than pensions.

(2)	Nickel cash cost of sales before and after by-product credits includes costs for both Inco-source and purchased nickel intermediates.

Inco Limited
Consolidated Statement of Earnings
(unaudited)

For the three months ended March 31,
(in millions of U.S. dollars except where noted)	2005	2004

		(Restated)
Revenues
Net sales	$1,121	$1,094
Other income, net	1	5

	1,122	1,099

Costs and expenses (income)
Cost of sales and other expenses, excluding depreciation and depletion	603	557
Depreciation and depletion	61	57
Selling, general and administrative	43	34
Research and development	7	9
Exploration	9	6
Currency translation adjustments	(5)	(15)
Interest expense	7	11
Goro project suspension	—	(6)

	725	653

Earnings before income and mining taxes and minority interest	397	446
Income and mining taxes	82	158

Earnings before minority interest	315	288
Minority interest	2	34

Net earnings	313	254

Net earnings per common share
Basic	$1.66	$1.36

Diluted	$1.43	$1.20

Weighted average common shares outstanding, in thousands
Basic	188,398	187,222

Diluted	221,828	213,287

Inco Limited
Consolidated Balance Sheet
(unaudited)

	March 31,	December31,
(in millions of U.S. dollars)	2005	2004

		(Restated)
ASSETS
Current assets
Cash and cash equivalents	$928	$1,076
Accounts receivable	763	601
Inventories	890	834
Other	91	63

Total current assets	2,672	2,574
Property, plant and equipment	7,725	7,587
Deferred charges and other assets	617	576

Total assets	$11,014	$10,737

LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities
Long-term debt due within one year	$120	$107
Accounts payable	300	331
Accrued payrolls and benefits	198	208
Other accrued liabilities	468	399
Income and mining taxes payable	57	279

Total current liabilities	1,143	1,324
Deferred credits and other liabilities
Long-term debt	1,721	1,761
Deferred income and mining taxes	1,880	1,891
Post-retirement benefits	678	671
Asset retirement obligation	174	171
Other deferred credits	57	58

Total liabilities	5,653	5,876

Minority interest	691	529

Shareholders’ equity
Convertible debt	418	418

Common shareholders’ equity
Common shares issued and outstanding 189,002,037
(2004 — 188,133,439 shares)	2,916	2,891
Warrants	62	62
Contributed surplus	571	571
Retained earnings	703	390

	4,252	3,914

Total shareholders’ equity	4,670	4,332

Total liabilities and shareholders’ equity	$11,014	$10,737

Inco Limited
Consolidated Statement of Cash Flows
(unaudited)

For the three months ended March 31,
(in millions of U.S. dollars)	2005	2004

		(Restated)
Operating activities
Earnings before minority interest	$315	$288
Charges not affecting cash
Depreciation and depletion	61	57
Deferred income and mining taxes	(5)	14
Other	12	6
Contributions greater than post-retirement benefits expense	(14)	(5)
Decrease (increase) in non-cash working capital related to operations Accounts receivable	(12)	(59)
Inventories	(56)	(97)
Accounts payable and accrued liabilities	43	42
Income and mining taxes payable	(225)	168
Other	(28)	34

Net cash provided by operating activities	91	380

Investing activities
Capital expenditures	(226)	(139)
Other	—	(28)

Net cash used for investing activities	(226)	(167)

Financing activities
Repayments of long-term debt	(48)	(46)
Long-term borrowings	16	—
Common shares issued	20	12
Dividends paid to minority interest	(1)	—
Other	—	(1)

Net cash used for financing activities	(13)	(35)

Net increase (decrease) in cash and cash equivalents	(148)	178
Cash and cash equivalents at beginning of period	1,076	418

Cash and cash equivalents at end of period	$928	$596